Garden Stage Limited

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

March 6, 2025

VIA EDGAR

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Garden Stage Limited

Registration Statement on Form F-3 (File No. 333-283618)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Garden Stage Limited, hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-3, so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on March 10, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Garden Stage Limited

By:	/s/ Sze Ho, Chan
	Name:	Sze Ho, Chan
	Title:	Chief Executive Officer